Pepco Holdings, Inc.

BANC ONE

Fixed Income Conference

March 11, 2004

Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Pepco Holdings, Inc.

PHI Overview

Pepco Holdings, Inc. - Businesses



PepcoHoldings, Inc.
Regulated
Corporate & Other
Unregulated
Pepco
Conectiv Power Delivery
Competitive Energy
Other PHI Investments
Delmarva Power & Light
Atlantic City Electric
Conectiv Energy Holdings
Pepco Energy Services
Potomac Capital Investment
Pepcom

Pepco Holdings, Inc. – Overview

■ **PepcoHoldings**, Inc.

2003 Revenues: $7.3bn
2003 Assets: $13.3bn

**PHI
Electric &
Gas
Delivery
Business**



- 1.7 Million Electric Customers
- 100,000 Gas Customers

**Competitive
Energy
/Other**





Pepco Holdings, Inc. – Low Business Risk

- **PHI is primarily a distributor of electricity and gas**

- **Mid-Merit generation is a smaller component of PHI – benefits from large liquid PJM market**

- **Pepco Energy Services provides opportunities for increased earnings growth with a manageable increase in risk**

- **Potomac Capital Investment provides steady earnings and cash flows without future investments**

Pepco Holdings, Inc. – Strategic Vision

Focus on Core Business	• **Ensure high level of customer satisfaction** • **Maintain solid regulatory relations** • **Continue integration of delivery businesses**
Improve Credit Profile	• **Maximize free cash flow** • **Reduce debt** • **Maintain low risk business profile**
Optimize Unregulated Business	• **Pursue customer growth opportunities arising from expiration of current SOS provisions** • **Augment earnings with unregulated generation asset**

Pepco Holdings, Inc. - *Action Plan*

- **Continue to strengthen balance sheet**

  - › **Reduce debt leverage overall by $1.0 billion by year end 2007**

  - › **Achieve and maintain target equity ratios of 43% to 45% for utilities and 45% to 50% for PHI**

  - › **Continue to issue new shares of common stock through Dividend Reinvestment Plan**

Pepco Holdings, Inc. - *Action Plan (continued)*

- **Manage through the rate caps with cost reduction strategies and be prepared to file rate cases when / if necessary:**

  › **Maryland –Pepco rate cap through December 31, 2006; Conectiv/DPL delivery rate freeze for residential through June 30, 2004, followed by delivery rate cap through December 31, 2006**

  › **District of Columbia – Pepco delivery rate cap through August 7, 2007**

  › **Delaware – Conectiv/DPL delivery rate freeze through May 1, 2006**

  › **New Jersey – Conectiv/ACE rate cap ended August 1, 2003**

  › **Virginia – Delivery rate caps through June 30, 2007**

- **Accelerate Power Delivery integration initiatives**

Pepco Holdings, Inc. – 2003 *Achievements*

Pepco Holdings, Inc.

- **Converted to SAP**
  - › **Payroll, HR, Supply Chain and Financial systems**
- **Generated cash of $270 million after dividends and paid down over $250 million of debt and trust preferred stock**
- **Issued $152 million of securitized debt which we will use to further pay down conventional debt in 2004**

Pepco Power Delivery

- **Renegotiated Mirant transitional power arrangement (TPA)**
- **Obtained settlement in Maryland for SOS after July 1, 2004 with margin**
- **Obtained required legislation in DC for similar arrangement**

Conectiv Power Delivery

- **Obtained $7.74 million gas rate increase effective December 10, 2003**

Conectiv Energy

- **Exited proprietary trading**
- **Cancelled GE turbines – no further build-out after Bethlehem**
- **Entered into agreement to hedge 50% of generation output and supply obligation**

Other Non Regulated

- **Closed down PCI to further investments**
- **Wrote down Starpower to fair value and announced sale**

Pepco Holdings, Inc. - Financial Profile

➡️ **Stable growth**

- **Growing sales in T&D service territory**
- **Complementary unregulated businesses**

➡️ **Low business risk with strong cash flow**

- **Secure stable core revenue stream**
- **Solid coverage ratios**
- **Solid liquidity position**

➡️ **Target capitalization ratios to maintain strong investment grade credit ratings**

- **Leverage ratio reduced over time - free cash flow used to pay down $1 billion of debt by year end 2007**

➡️ **Capital expenditures are fully funded through internally generated cash**

PHI – Corporate Governance Update

Sarbanes Oxley

- **Section 302 – certifications regarding disclosure controls and procedures**

  - > **CEO/CFO Certification Process**

  - > **Finance Committee Charter**

  - > **Disclosure Team Guidelines**

- **Section 404 – management's report on internal control over financial reporting with attestation by external auditors**

  - > **Internal controls at each business unit and PHI service company identified, evaluated and being documented and tested**

  - > **Focus on significant accounts, key processes, and accountability at each business unit; project includes PHI closing and consolidation process**

  - > **Following COSO framework and use of PricewaterhouseCoopers Internal Control Workbench**

  - > **PwC testing to begin Spring 2004 and initial reporting as of 12/31/04**

- **Audit Committee of the Board**

  - > **Comprised of independent Directors (biographies in Proxy)**

  - > **Directors Cronin, Golden and Nussdorf designated by Board as Audit Committee Financial Experts**

  - > **Internal Auditor reports directly to Audit Committee of the Board**

  - > **Pre-approves all services provided by external auditor**

- **Chief Ethics Officer – William T. Torgerson, Vice Chairman and General Counsel**

- **Policies and Procedures**

  - > **Corporate governance guidelines and business policies posted on internet website**

Pepco Holdings, Inc.

PHI Power Delivery Business

PHI Power Delivery -
Largest Mid-Atlantic Electricity Delivery Company



Combined Service Territory

Legend
- Atlantic City Electric Co.
- Delmarva Power & Light Co.
- Potomac Electric Power Company

- **Delivers approximately 50,000 GWh**

- **Over 1.7 million electric customers and over 100,000 gas customers**

- **2 - 3% average growth in service territories**

- **Proven multi-jurisdictional regulatory competence**

PepcoHoldings, Inc.

PHI Power Delivery – Regulated Electric Sales



DPL 28%

ACE 19%

Pepco 53%

2003 MWH Sales



Commercial 45%

Industrial 11%

Government 10%

Residential 34%

2003 Customer Mix

PepcoHoldings, Inc.

PHI Power Delivery - Business Strategy

- **Focus on stable core T&D business**
  - › **Maintain good relationships with regulators**
  - › **Prepare and file rate cases to coincide with the end of rate freeze periods, as necessary**
  - › **Maintain an enhanced customer service / reliability**

- **Implement sustainable productivity improvements**
  - › **Maximize power delivery integration savings**

- **Capital spending fully funded by internally generated funds**

- **Sustain secure energy supply**

- **Maintain highly trained, energized and safe workforce**

- **Maintain system reliability through system improvements and enhance customer service**

PHI – Utility Construction Expenditures

$ in Millions

	2004	2005	2006	2007	2008
Pepco	$ 196	$ 189	$ 193	$ 192	$ 199
DPL	$ 122	$ 123	$ 106	$ 88	$ 108
ACE	$ 113	$ 76	$ 66	$ 64	$ 70
Total	$ 431	$ 388	$ 365	$ 344	$ 377

Power Delivery Integration - Overall Vision

- The Power Delivery businesses are one business and should ultimately be run as one business

- Business efficiencies and merger synergies will focus on a consistent approach to modeling our business via end-to-end customer processes

- Objective to maintain strong customer satisfaction while executing a common strategy

- Implement common processes while applying best practices and reducing overall cost structure

- The outside view of the delivery companies will be preserved (customers, regulators, brand, etc.)

- SAP Platform was installed at all units on January 1, 2004. Common power delivery modules include:

  › Finance / Costing

  › HR / Payroll

  › Work Management

  › Supply Chain

Power Delivery Business - Regulatory Environment

Maryland

Delivery rate caps through December 31, 2006

- **Any change to Transmission balanced by compensating change to Distribution**

- **Rate review filing in December 2003 (rates cannot increase, unlikely to be decreased)**

Current SOS obligation until July, 2004

- **Profits on SOS shared through Generation Procurement Credit (GPC)**

Maryland order dated April 29, 2003 provides for procurement of SOS after June 30, 2004 through a wholesale competitive bid process determined by the Commission

- **Margin of approximately 0.2¢ - 0.3¢/kWh**

Power Delivery Business - Regulatory Environment

District of Columbia

Delivery rate caps through August 7, 2007

- **Any change to Transmission balanced by compensating change to Distribution**

Distribution – only rate review filing in July 2004

- **Rates cannot increase, unlikely to be decreased**

Current SOS obligation until February 2005

- **Profits on SOS shared through GPC after deducting guaranteed savings**

Pepco selected by DC Commission to provide SOS after February 7, 2005, through a wholesale competitive bid process determined by the Commission

- **Provides for a Pepco margin which will be determined later**

Pepco Holdings, Inc.

Power Delivery Business - Regulatory Environment

<u>Delaware</u>

Delivery rate freeze through May 1, 2006

Current SOS obligation through May 1, 2006

Delaware PSC to determine provisions for procurement and pricing after May 1, 2006 in a yet to be scheduled proceeding

Power Delivery Business - Regulatory Environment

New Jersey

Auction process effective August, 2003 for default service

- **Distribution rates not capped**
  - › **Rate case pending**

Virginia

Distribution rates capped through June 30, 2007

Supply rate can change

Non-Regulated Businesses

Conectiv Energy - Business Strategy

- **Niche player in Mid-Merit Generation within the PJM Power Pool region, focused on asset optimization and protection**

  - › **Risk profile significantly reduced by recent actions:**
    - **Exit of proprietary trading**
    - **Cancellation of GE gas turbines**
    - **Operating and capital cost reductions**
    - **Tolling agreement with large international investment banking firm**

  - › **Operates and sells into the liquid PJM market**

  - › **Mid merit plants with operating flexibility and multi-fuel capability**

  - › **Goal is to hedge minimum of 75% of both the expected output and expected cost of fuel**

- **Augment earnings through geographic arbitrage opportunities**

- **Provides flexibility and insurance against future SOS risks**

PepcoHoldings, Inc.

Conectiv Energy - Business Overview

Geographic Location



PA
Transmission constraints
Bethlehem
NJ
MD
DE
Hay Road
Power Plants are favorably located in PJM East

LEGEND - Operating Sites ☆



LEGEND – New Construction ☆





Dispatch Location

$150
$100
$50
$0
Variable Cost per MW-hour (Dollars)
Current Focus
Base Load
38,000 MW
Mid-Merit
13,000 MW
Peaker
11,000 MW
Hay Road and Bethlehem

- **Assets capture multiple sources of value: capacity, energy & ancillary**
- **Mid-Merit plants capitalize on unique PJM load and dispatch dynamics**
- **3,656 MW as of 12/31/03, including the recent transfer of Deepwater from ACE to CE as of 3/1/04**

Pepco Energy Services - Business Strategy

- **Supply energy products and services in competitive retail markets**

  › **Provide integrated energy management solutions to commercial, institutional and government customers**

  › **Offer retail electricity and gas to residential and commercial customers**

Pepco Energy Services - Overview

- **A profitable retail energy services business in the Mid- Atlanti[c] region**
  - › **Retail electricity business augmented by 800 MW of owned generating capacity**
- **One of the largest retail energy service providers in PJM (as o[f] March 1, 2004)**
  - › **102,000 customers**
  - › **2,490 MW load under contract**
- **Provides integrated energy management solutions**
- **Growth opportunities with expiration of current SOS**

Maryland	**July 2004**
District of Columbia	**February 2005**

PCI - Business Strategy

Historical

Provide a supplement to earnings, cash flow and long term shareholder value through energy-related Financial Investments and strategic Operating Businesses.

Going Forward

- **No New Investments**

- **Manage Existing Portfolio – Principally Leasing Assets**

- **Divest Other Assets**

- **Ensure stable long-term earnings stream**

PepcoHoldings, Inc.

PCI - Energy Leasing Portfolio

As of December 31, 2003

Year	Country	Asset Description	% Owned	Lease Expiration	12/31/2003 Book Value (000's)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 82,585
95	Australia	Co-Fired Generation (700 MW)	100%	2019	163,613
99	Netherlands	Gas Transmission/Distribution	100%	2025	188,284
99	Netherlands	Gas Transmission/Distribution	100%	2025	120,495
01	Austria	Hydro Generation (781 MW)	56%	2033	202,913
02	Austria	Hydro Generation (184 MW)	100%	2030-35	126,063
02	Austria	Hydro Generation (239 MW)	100%	2033-41	157,608
02	Austria	Hydro Generation (80 MW)	100%	2039	61,913
					$ 1,103,474

PepcoHoldings, Inc.

PHI - Key Drivers

Regulated T&D

- 2-3% sales growth in service territories
- Customer migration stabilized
- Capital expenditures covered by internally generated cash
- O&M cost control
- Pension and OPEB
- SOS service

Conectiv Energy

- Wholesale prices and spark spreads
- Effectiveness of hedging activities
- Business efficiency improvements

Pepco Energy Services

- Customer growth
- Wholesale prices versus retail (SOS) prices

Merger Savings

- Projected synergies are tracking ahead of target
- Accelerated Power Delivery Integration

PepcoHoldings, Inc.